Contactar

www.linkedin.com/in/
carlosmendezs (LinkedIn)
www.datagran.io (Company)

Aptitudes principales

Python (Programming Language)
SQL
Swift (Programming Language)

Languages

Español (Native or Bilingual)
Inglés (Native or Bilingual)

Certifications

Java
Analyze Data with SQL
Swift

Carlos Mendez Solano

CEO/Co-Founder/iOS developer
Estados Unidos

Extracto

My background is somewhat diverse and it has helped build the person I am and my career.

I started in the Advertising industry at Leo Burnett Chicago and as a Planning Director at JWT Colombia. In those positions I helped companies like Kimberly Clarke and the US Army build their global Marketing strategies.
After finishing my MBA I decided to create my own business and founded Gran Comunicaciones, which quickly became one of the top 20 digital and web development companies in South America according to P&M Magazine (based on revenue).

After spending over a decade in the Ad industry and experiencing first hand the challenges & opportunities for marketers and brands in a fast paced digital world, I decided to combine my professional experience, my educational background, and passion for tech to build Datagran, a company that enables any person to easily deploy Machine Learning models. We like calling it the Zappier for ML.

Acknowledging my lack of technical abilities I started pursuing a Masters in Computer Science at Harvard. Started with C, Java and found a passion in iOS development.
As part of a school project I created www.roveapp.co, an app that uses a graph-like database to organize photos and videos. You can download the app from the AppStore here https://apps.apple.com/us/app/roveapp-smarter-media-storage/id1549314575. Rove was rated as the best project for my Harvard course.

Follow on Twitter @CharlesMendez | @DataGran

Experiencia

Datagran

CEO and Founder
junio de 2017 - Present (5 años 5 meses)
San Francisco Bay Area

We help build and put ML pipelines into production, fast. Without engineering.

Check out our website for more info @ www.datagran.io and let’s us show you what we can do with a free trial.

Gran Comunicaciones
CEO / Co-founder
agosto de 2010 - junio de 2017 (6 años 11 meses)

Ad agency and web development company. One of Colombia’s top 20 ad agencies.

J. Walter Thompson Worldwide
5 años 2 meses

Account Director
junio de 2005 - julio de 2010 (5 años 2 meses)

Account director for Ford Motor.

Strategic Planner and lead for all of Ford’s agencies

Account Director
septiembre de 2007 - marzo de 2010 (2 años 7 meses)

Account director for BCSC (Banco Caja Social and Colmena).

Strategic planner.

Senior Account Supervisor
marzo de 2007 - septiembre de 2007 (7 meses)

Cadbury Adams

Kimberly Colombia

Becorp

Knorr

Account Executive
julio de 2005 - marzo de 2007 (1 año 9 meses)

Kimberly Clark Latam

Fabrica de Café Liofilizado

Banco Colmena

Shick

Belcorp

Olimpica Stereo

Gran Publicidad
Account Director
diciembre de 2002 - junio de 2005 (2 años 7 meses)

Strategic planner

Leo Burnett
Planner
diciembre de 2001 - diciembre de 2002 (1 año 1 mes)

In charge of developing the 360 strategy for US Army.

Educación

Harvard University
Master's in Software Engineering · (2021 - 2025)

INALDE Business School
MBA · (2009 - 2011)

Clarke University
BA, Advertising and PR · (1999 - 2002)